FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	BBVA to acquire Laredo National Bancshares, Inc. in Texas.

“BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

BBVA, S.A. communicates that has reached an agreement to buy the 100% of the LAREDO NATIONAL BANCSHARES Inc., a financial group of Texas (USA). The total investment is USD 850 million. As usual in this kind of transactions, the agreement will be effective once it has all the administrative permits required.

A press release on the agreement reached is attached.

Press release

Moving forward into the US Hispanic Market

BBVA to acquire Laredo National Bancshares, Inc. in Texas

•	The transaction, with a purchase price of $ 850 million, is expected to be accretive starting in the first year

•	LNB has $ 3.4 billion in total assets, 110,000 customers and a market share of 23% in the Texas-Mexico border region

•	Hispanic population in LNB’s footprint is above 5 million; Hispanics are expected to be the fastest growing demographic group in Texas and the US as a whole

•	After the closing, LNB will become part of BBVA’s new US division that currently comprises BBVA Puerto Rico, BTS and will include Valley Bank

•	Francisco González, Chairman & CEO BBVA: “This transaction gives us a top position in one of the priority markets for our US strategy”

•	José Ignacio Goirigolzarri, President & COO BBVA: “Profitable growth is a key element of BBVA’s strategy, today and in the future”

Banco Bilbao Vizcaya Argentaria (BBVA), based in Spain, announced today that it has reached agreement to acquire Laredo National Bancshares, Inc. (LNB), the leading financial services provider to the Hispanic market in the Texas-Mexico border area, with $ 3.4 billion in total assets and 110,000 customers. The transaction is expected to create value for BBVA’s shareholders from the outset and has a purchase price of $850 million (€ 700 million), to be financed through BBVA’s internal resources. With this transaction, which is expected to close during the first quarter of 2005, BBVA moves forward with its goal of becoming a leading financial services company for the Hispanic market.

“We are very excited about this transaction because it gives us a top position in one of the priority markets for our US strategy,” said Francisco Gonzalez, Chairman & CEO of BBVA. “This is an area with a massive Hispanic presence, more than 5 million people. In addition, approximately 38% of the border trade between the US and Mexico is done through Laredo, a business activity in which LNB has a predominant market share.”

“Step by step, we are firmly moving forward into the US Hispanic market, continuing our value enhancing strategy,” the BBVA chairman added.

“LNB’s acquisition makes all the sense within BBVA’s strategy, launched in 2002,” said José Ignacio Goirigolzarri, BBVA’s President & COO. “Profitable growth is a key element of BBVA’s strategy, today and in the future. Value creation is our most important commitment with our shareholders.”

A leading franchise

Laredo National Bancshares is the holding company of two banks - The Laredo National Bank and South Texas National Bank of Laredo - which have total assets of $3.4 billion and total deposits of $ 2.8 billion and operate through 35 branches. Laredo National Bank also owns Homeowners Loan Corporation, a nationwide residential mortgage lender with operations in 49 states, and has subsidiaries engaged in insurance and securities brokerage.

With almost 1,800 employees -97 percent bilingual- LNB is uniquely well positioned to be the leading financial services company in the South Texas Border region, where it has a 23% market share in deposits and currently serves a customer base of 110,000 individuals, 85 percent of Hispanic origin. Currently, LNB is expanding its core markets to adjacent regions within Texas, leveraging its ability to service the needs of the Hispanic community.

Continuing its strong growth, in 2003 LNB had net income of $ 40 million, a 22% increase over the previous year, with a return on equity (ROE) of 15.4%.

Strengthening the US strategy

With this acquisition -expected to close in the first quarter 2005 subject to regulatory approval in Spain and the US and other customary closing conditions- BBVA takes an important step forward in its US strategy, with the goal of developing a leading franchise in financial services for the Hispanic community.

In July 2004, BBVA announced the establishment of a new business unit charged with developing its strategy for the US market. Following the acquisition, LNB will become part of BBVA’s US division, which currently comprises BBVA Puerto Rico and BTS.

In May 2004, BBVA announced the agreement to acquire California-based Valley Bank, which currently has six branches located in the Southern region of the State.

BBVA has also a strong presence in Puerto Rico, with the fifth largest bank in the Spanish-speaking Commonwealth. BBVA Puerto Rico has an important consumer finance business, with a focus on mortgages and auto lending.

BTS is the leading company in the money remittance business between the US and Mexico, with a market share of approximately 40%. Last year, Mexican residents in the US sent to their origin country more than $ 14.5 billion, according to data provided by Banco de Mexico.

About BBVA

BBVA is the leading financial player in the Spanish-speaking countries, both in Spain and Latin America. BBVA provides to its 35 million customers in 37 countries a full range of financial services, including commercial and wholesale banking, pension plans’ management and insurance, among others. With 316.4 billion euros in total assets as of June 2004, 2.2 billion euros in net income last year—a 29.5% increase compared to 2002—, 85,000 employees worldwide and close to 7,000 branches, BBVA is one of the top-three leading Eurozone banks in terms of Return on Equity, Earnings Per Share growth and efficiency.

Very attractive demographics prospects

•	Hispanics are fastest growing demographic in the US and represent 13% of the US population.

•	Total population in LNB’s footprint is 13 million and it is expected to grow to 15 million by 2008.

•	The concentration of Hispanics in LNB’s footprint is 34% vs. 13% in the U.S.

•	Household income in LNB market is expected to grow by 9% compared to 5% national average.

•	The Hispanics are an underserved segment: only 65% have checking accounts vs 95% of the “anglo” market.

LNB structure

Laredo National Bancshares:

•	The Laredo National Bank

•	Homeowners Loan Corp

•	Other business lines (1)

•	South Texas National Bank

(1)	An insurance agency business and a broker dealer which represent around 0.3% of LNB 2003 net income.

A significant footprint in the core markets and main Texas cities

Branch Network	Core Markets Share (2) (%):
Core Markets: 23 Branches	LNB	23%
Target Markets: 12 Branches	Others	77%
2004 Expansion: 12 Branches

LNB is the leader in a high growth region, with potential to expand in adjacent regions leveraging on its ability to service the needs of the Hispanic population.

(2)	Core markets includes main “Border Region” cities: Brownsville, Del Río, Eagle Pass, Laredo and McAllen.

Main business lines

Laredo National Bank

•	Provides products and services to commercial and retail customers.

•	Mainly Mexican customers (second generation and “borders”).

•	Other “anglo” customers in the Houston area.

•	$ 1.5 Bn in loans and $ 2.3 Bn in deposits.

•	63% of LNB 2003 net income.

South Texas National Bank

•	A community bank focused on commercial and retail customers.

•	Lower Mexican customers penetration, more “anglo”.

•	$ 297 Mn in loans and $ 543 Mn in deposits.

•	15% of LNB 2003 net income.

Homeowners Loan Corporation

•	A non-prime mortgage lender based in Atlanta, GA licensed to operate in 49 states.

•	Activity focused in the production and sale of mortgages.

•	$ 1,300 Mn loan volume is expected for 2004.

•	Primary origination channels: direct mail and internet.

•	22% of LNB 2003 net income.

DISCLAIMER

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates.

These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and intentions.

The contents of this statement must be taken into account by any person or entity that may have to make decisions or prepare or disseminate opinions about securities issued by BBVA and, in particular, by the analysts who handle this document. This document may contain summarised information or information that has not been audited, and its recipients should consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 22, 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.